FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* DUNDEE WEALTH MANAGEMENT INC.	2. Issuer Name and Ticker or Trading Symbol MIRAMAR MINING CORPORATION (MNG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director	X	10% Owner
			Officer (give title below)		Other (specify below)

(Last) (First) (Middle) SCOTIA PLAZA, 40 KING STREET, SUITE 5500	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year	7. Individual or Joint/Group Filing (Check Applicable Line)
		5. If Amendment, Date of Original (Month/Day/Year) March/10/2003	Form filed by One Reporting Person
(Street) TORONTO ONTARIO M5H 4A9			Form filed by More than One Reporting Person - X
(City) (State) (Zip)
Explanation of Responses:

(1) This is an amendment to a Form 4 dated March 10, 2003 which was inadvertently filed on March 11, 2003 without the conformed signature of the reporting person. By filing this amendment with the conformed signature the report is now complete.

		"Lori E. Beak"	March 13, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Lori Beak- Dundee Wealth Management Inc. Assistant Secretary
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